  Exhibit 99.1

Silver Elephant Named to 2021 OTCQX Best 50

Vancouver, British Columbia, January 28, 2021 – Silver Elephant Mining Corp. (“Silver Elephant” or “the Company”) (TSX:ELEF, OTCQX:SILEF, Frankfurt:1P2N) is pleased to announce it has been named to the 2021 OTCQX® Best 50, a ranking of top performing companies traded on the OTCQX Best Market last year.

The OTCQX Best 50 is an annual ranking of the top 50 U.S. and international companies traded on the OTCQX market. The ranking is calculated based on an equal weighting of one-year total return and average daily dollar volume growth in the previous calendar year. Companies in the 2021 OTCQX Best 50 were ranked based on their performance in 2020.

Silver Elephant’s chairman John Lee, CFA, states “Silver Elephant’s pursuit of mass silver, nickel and vanadium metal resources in the ground has great appeal to investors looking to preserve their wealth and profit from energy metals of the future.”

For the complete 2021 OTCQX Best 50 ranking, visit
https://www.otcmarkets.com/files/2021_OTCQX_Best_50.pdf.

The OTCQX Best Market offers transparent and efficient trading of established, investor-focused U.S. and global companies. To qualify for the OTCQX market, companies must meet high financial standards, follow best practice corporate governance, and demonstrate compliance with applicable securities laws.

About Silver Elephant

Silver Elephant Mining Corp. is a premier mining and exploration company of energy metals.

Further information on Silver Elephant can be found at www.silverelef.com.

SILVER ELEPHANT MINING CORP.

ON BEHALF OF THE BOARD

“John Lee”
Executive Chairman

For more information about Silver Elephant, please contact Investor Relations:
+1.604.569.3661 ext. 101
ir@silverelef.com www.silverelef.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.